August 26, 2015

HORACE L. NASH	EMAIL HNASH@FENWICK.COM DIRECT DIAL (650) 335-7934

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:                 Larry Spirgel, Assistant Director

Paul Fischer, Attorney-Advisor

Terry French, Accountant Branch Chief

Sharon Virga, Staff Accountant

Re:                             Gridsum Holding Inc.
Draft Registration Statement on Form F-1
Submitted July 10, 2015
CIK No. 0001647338

Ladies and Gentlemen:

On behalf of Gridsum Holding Inc. (“Company”), we are transmitting this letter in response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated August 5, 2015, with respect to the draft registration statement on Form F-1 (“Registration Statement”) that was confidentially submitted to the Commission on July 10, 2015.  Confidential draft no. 2 of the Registration Statement (“Draft No. 2”) is being submitted concurrently herewith.  The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.  For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 2 that are marked to show changes from the draft Registration Statement as originally submitted.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised Draft No. 2 to update other disclosures and include the Company’s financial statements as of and for the six months ended June 30, 2014 and 2015.

*   *   *  *  *

General

1.              We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

We acknowledge the Staff’s comment and respectfully advise the Staff that the price, use of proceeds, dilution, capitalization, underwriting and all other required information will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in order for the Staff to complete its review.  We will advise the Staff supplementally of the proposed price range when such information is available.

2.              Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company respectfully advises the Staff that it has filed certain exhibits with Draft No. 2 and intends to file all remaining exhibits as soon as practicable.  The Company also acknowledges and understands that the Staff may have further comments upon the examination of these exhibits.

3.              Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Under separate cover, we will supplementally provide the Staff with a mock-up of the prospectus artwork that the Company intends to use for the Staff’s review and potential comment.

4.              Please supplementally provide us with copies of all written communication, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and agrees that, if any written materials are presented in the future, the Company will provide copies of all such written materials to the Staff on a supplemental basis under separate cover.  The Company respectfully advises the Staff that to date it has not presented, and it has not authorized any person to present, any written communications to potential investors, in reliance on Section 5(d) of the Securities Act of 1933, as amended.

5.              As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

The Company acknowledges the Staff’s comment and agrees that, prior to the effectiveness of the Registration Statement, the Company will provide the Staff with a copy of the letter informing the Company that FINRA has no objections.

6.              We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to a Forrester Research study concerning projected growth in China’s online population cited at page 72, as well as to software spending as cited at page 73.

Under separate cover, we will supplementally provide to the Staff, on behalf of the Company, copies of all industry research reports regarding information and statistics on economic trends that are cited in the Registration Statement.  Each source will be marked to highlight the applicable section containing the statistic, or the data supporting the statistic, and cross-referenced to the appropriate location in the prospectus.  The Company confirms that all research reports, other than the research report by Forrester Research (first cited on page 41), are publicly available.  The Company further advises the Staff that the research report by Forrester Research was the only third-party report prepared for the Company or in connection with this offering.

Prospectus Summary, page 1

Our Business, page 1

7.              Please revise paragraph one to explain the difference between structured and unstructured data.

In response to the Staff’s comment, the Company has revised its disclosure on page 1.

8.              Please revise to briefly explain what “average customer contribution” represents.

In response to the Staff’s comment, the Company has revised its disclosure on page 1.

9.              Please revise paragraph three to briefly explain what the revenue retention ratio of 116% represents.

In response to the Staff’s comment, the Company has revised its disclosure on page 1.

Key Advantages of our Solutions, page 1

10.       Please revise to briefly explain what an “SaaS offering” is.

In response to the Staff’s comment, the Company has revised its disclosure on page 1.

Risk Factors, page 10

Substantial uncertainties with respect to the enactment timetable and final content of a draft new PRC Foreign Investment Law…, page 23

11.       Clarify whether there is any timetable for MOFCOM’s consideration of the draft law.

The Company’s PRC counsel has advised the Company that to date there is no timetable for the enactment of the draft Foreign Investment Law.  The Company has revised its disclosure on page 25 to clarify this point.

As a company incorporated in the Cayman Islands…, page 36

12.       We are unable to locate your referenced discussion of the differences between Nasdaq requirements and Cayman Islands law under “Description of Share Capital — Differences in Corporate Law.” Please advise or revise your disclosure, as necessary.

In response to the Staff’s comment, the Company has revised its disclosure on page 38 to delete this reference.

We will incur increased costs as a result of operating as a public company…, page 38

13.       To the extent determinable, please revise to include an estimate of the costs you expect to incur associated with operating as a public company.

The Company respectfully advises the Staff that while it expects its legal, accounting and other general and administrative expenses to be higher once it is a public company, the Company does not believe it is possible to provide a reliably accurate estimate of the amount of additional expenses it may incur as a public company or the specific timing of those expenses.  In making its determination that the Company will be able to meet its cash needs for at least the next twelve months, the Company assumed that its legal, accounting and other expenses related to being a public company would be within a reasonable range.  The actual increases in legal, accounting and other expenses, and their timing, will be affected by many variables, the specific effects of which cannot be predicted reliably.  For instance, sequence and timing of new personnel hiring, costs of independent audit and legal services, and costs of directors and officers insurance, are all inherently uncertain.  Many public company compliance costs are inherently unpredictable because they are triggered only by events outside the Company’s control, such as new regulatory requirements.  Furthermore, many such expenses are likely to increase as a result of the Company’s need to develop new infrastructure to support growth in its business, and attempting to attribute those expenses to public company status or to business growth would be speculative and potentially misleading.

Use of Proceeds, page 40

14.       To the extent practicable, please disclose the approximate amount of proceeds raised to be used for each stated purpose.

As noted in the Company’s disclosure under “Use of Proceeds,” the Company intends to use the net proceeds of the offering to invest in technology, infrastructure and product development, to expand sales and marketing efforts and for working capital and other general corporate purposes.  The Company respectfully advises the Staff that it is not able to quantify the approximate amount of the proceeds that will be devoted to particular uses at this time because the Company has not made specific determinations regarding the amount or type of any such expenditure.  In light of this uncertainty, and pursuant to the requirements of Item 504 of Regulation S-K, the Company has revised its disclosure on page 42 to state that the principal purposes of the offering are to increase its financial flexibility, increase its visibility in the marketplace and create a public market for its Class B ordinary shares.  In addition, the Company has revised the disclosure to clarify that it is not able to identify the amount of proceeds that will be applied to any particular purpose.  If, prior to the effective date of the Registration Statement, the Company determines the approximate amount of proceeds to be used for a particular purpose, it will revise the prospectus accordingly.

15.       Clarify whether you have any present intention to use any of the proceeds from the offering as loans or capital contributions to you PRC subsidiary or VIE in connection with your stated use of proceeds.

In response to the Staff’s comment, the Company has revised its disclosure on page 42.

Shareholders’ Voting Rights Proxy Agreements, page 50

16.       Please confirm or have PRC counsel’s opinion include discussion of the extent that PRC law allows entities to serve as an attorney as referenced in your disclosure under this heading.

Please be advised that the Company’s PRC counsel has confirmed to the Company that PRC law allows entities to serve as attorney as referenced in the Company’s disclosure under this heading.  This confirmation is included in the form of opinion of PRC counsel that has been submitted as exhibit 99.2 to Draft No. 2 for the Staff’s review.

Management’s Discussion and Analysis, page 54

Overview, page 54

17.       Please revise paragraph 5 to reflect the breakdown between customers who pay based on percentages, as opposed to those from whom revenues are derived on a fixed-fee based contract.

In response to the Staff’s comment, the Company has revised its disclosure on page 57.

18.       With respect to the former, please consider including an example of how you would charge a customer based on a percentage of their spending in the bid management application, or the volume of data being processed.

In response to the Staff’s comment, the Company has revised its disclosure on page 57.

Liquidity and Capital Resources, page 61

Financing Activities, page 63

19.       Please revise to disclose the material terms of the bank loan taken out in 2014 to establish your credit history.

In response to the Staff’s comment, the Company has revised its disclosure on page 68.

Business, page 72

20.       Please revise to indicate by what measurement you determined that Gridsum is a “leading” provider of sophisticated data analysis software, be it by revenues, market share, or some other standard.

In response to the Staff’s comment, the Company has revised its disclosure on page 80.

Gridsum Big Data Platform, page 75

21.       Please revise to briefly explain the significance of your solutions being built “on a distributed data warehouse architecture, using the open-source Hadoop framework.”

In response to the Staff’s comment, the Company has revised its disclosure on page 84.

Our Customers, page 85

Customer Use Case, page 85-87

22.       We note that revenues from Baidu’s incentive program accounted for approximately 23% and 22% of your revenues in 2013 and 2014, respectively. Please revise the applicable customer use cases to demonstrate the interaction(s) between the individual customer and the Baidu incentive program that resulted in the generation of the aggregate revenues you disclose.

In response to the Staff’s comment, the Company has revised the applicable customer use cases on page 94 to demonstrate the interactions between the individual customer and the service provider incentive programs.  The Company has also revised the disclosures on page 94, immediately prior to the case studies disclosure, to provide more detail with respect to which of the Company’s solutions are likely to result in the Company receiving revenue from search engine provider incentive programs.

Intellectual Property, page 90

23.       Please revise to indicate the expiration date of your patents.

In response to the Staff’s comment, the Company has revised its disclosure on page 99.

Principal Shareholders, page 107

24.       Please tell us whether you plan to update your chart prior to effectiveness and in the preliminary prospectus to show both the effects of the conversion of preferred shares and the breakdown of each of your classes of ordinary shares as of that date.

In response to the Staff’s comment, the Company has revised its disclosure on page 116.

Taxation, page 137

25.       Please revise your disclosure here to indicate whether any of the statements regarding tax matters made in this section represent the opinion of counsel. We note, for example, that you intend to file opinions as exhibits 8.1 and 8.2. Please tell us what consideration was given to including a tax opinion from PRC counsel, opining on whether you are a PRC resident enterprise for PRC tax purposes. Refer to Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 145.  In addition, the Company’s PRC counsel has included an opinion on the issue of PRC tax resident enterprise in its form opinion that has been submitted as exhibit 99.2 to Draft No. 2.

People’s Republic of China Taxation, page 137

26.       Please revise your disclosure under this heading as follows:

•                  Define or clarify how ordinary shareholders may be deemed “non-resident enterprises” as referenced in the second sentence of the first paragraph under this heading. Include discussion of whether the depositary may be deemed as such in light of the depositary being an actual entity that may the registered shareholder in this offering for Cayman Island purposes;

•                  Make clear whether you will withhold PRC taxes and fees, including discussing any material PRC consequences for non-payment;

•                  Include discussion of any applicable treaties; and

•                  Discuss the tax consequences, if any, if you are deemed a non-resident enterprise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 145-146.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

(b) Reorganization, page F-9

27.       We note your disclosure in the last sentence that the entities included in the 2010 Restructuring and 2014 Restructuring were under common control and the two reorganizations have been accounted for in a manner akin to a pooling of interest as if the company, through its wholly owned subsidiaries, had been in existence and been the primary beneficiary of the VIEs throughout the periods presented in the consolidated financial statements. Please tell us and expand your disclosure to identify the owners and the percentage ownership interests in each entity before the transactions and in the resulting combined entities. Please identify any common ownership in these entities or related parties and the nature of the relationship.

In response to the Staff’s comment, the Company has revised its disclosure on page F-10 to identify the owners and the percentage ownership interests in the relevant entities before and after each restructuring.  The Company is supplementally providing the following tabular detail about those ownership interests.

I.                                        2010 Restructuring

	Before the 2010 Restructuring – Ownership Interests in Beijing Gridsum Technology Co., Ltd.	After the 2010 Restructuring and Before the Series A Financing – Ownership Interests in the predecessor Cayman Islands entity(1)
Guosheng Qi(2)	45.4%	45.4%
Guofa Yu(2)	13.9%	13.9%
Other management	40.7%	40.7%
Total	100%	100%

(1)         The predecessor Cayman Islands entity was established during the 2010 Restructuring and, through its wholly owned subsidiaries in Hong Kong and the PRC, controlled Beijing Gridsum Technology Co., Ltd. pursuant to the then effective contractual arrangements.

(2)         Includes ownership interests held directly in such individual’s name or held indirectly through entities wholly owned by such individual.

II.                                   2014 Restructuring

	Before the 2014 Restructuring – Ownership Percentage in the predecessor Cayman Islands entity	After the 2014 Restructuring and Before Series C Financing – Ownership Percentage in Gridsum Holding Inc.(3)
Guosheng Qi(4)	26.1%	26.1%
Guofa Yu(4)	8.0%	8.0%
Other management(4)	23.4%	23.4%
Series A preferred shareholder	18.0%	18.0%
Series A-1 preferred shareholders	7.5%	7.5%
Series B preferred shareholders	17.0%	17.0%
Total	100%	100%

(3)         Gridsum Holding Inc. was established during the 2014 Restructuring and, through its wholly owned subsidiaries in Hong Kong and the PRC, controls the Company’s VIE and its subsidiaries pursuant to the current contractual arrangements, which have terms that are identical to the terms of the contractual arrangements at the time of the 2010 Restructuring.

(4)         Includes ownership interests held directly in such individual’s name or held indirectly through entities wholly owned by such individual.

6. Prepayments and Other Current Assets, page F-26

28.       We note that deposits to search engine service providers were $6,179,725 at December 31, 2014 or approximately 20% of your balance sheet. Please tell us and expand your disclosure here and in other sections of your submission to discuss the nature of and reasons for the deposits.

In response to the Staff’s comment, the Company has revised its disclosure on page F-26.

*   *   *  *  *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7934 or, in my absence, Niki Fang at (650) 335-7252.

Sincerely,

/s/ Horace L. Nash
Horace L. Nash

cc:	Via E-mail
Guosheng Qi
Michael Peng Zhang
Gridsum Holding Inc.

Gordon K. Davidson, Esq.
Niping Wu, Esq.
Niki Fang, Esq.
Fenwick & West LLP

Chris K.H. Lin, Esq.
Daniel Fertig, Esq.
Simpson Thacher & Bartlett LLP

William Lam
PricewaterhouseCoopers Zhong Tian LLP